INVEST IN **ONEKIN**

oneKIN Live: the livestream app for shopping local brands, nationwide


11:24 till this deal disappears!
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onekin.co Miami FL

Marketplace SaaS Ecommerce Retail Minority Founder

LEAD INVESTOR

Yasmine Laurent

I invested because I believe in oneKin's mission and service offering. The opportunities it creates in helping to redistribute access to wealth generating avenues to disenfranchised communities, communities of color, women. oneKin is addressing an untapped market and focusing on keeping the ownership centralized within the communities that they serve. In addition, I believe in the founders, Marvin and Jennifer. Their vision, expertise, and passion for the work, and their vendors is incomparable.

Invested $10,000 this round & $10,000 previously

Highlights

1. A Mastercard Start Path fintech company
2. Capital Innovators-backed company
3. $150 Billion market opportunity in the US
4. Proof of concept generated a quarter of a million dollars on a 42cent customer acquisition cost(CAC)
5. Existing pipeline of 7,000+ small businesses
6. Digital community of 60K+
7. Shopify-integrated mobile app

Our Team



oneKIN, Inc. CEO / Co-Founder

Marvin is a graduate of Boston College and New York University with 15years in finance and tech. A self-taught coder, Marvin is incredibly passionate about leveraging technology to disrupt the invisible market forces that exacerbate the wealth gap.

Market forces have accelerated the demise of small business favoring quick and cost-efficient solutions over sustainable and community-centered outcomes. Small businesses serve as economic spigots in their communities, and represent the most important tool we have to combat socio-economic deterioration, particularly in disinvested communities.



Jennifer Gomez CMO / Co-Founder

Jennifer is a Brown University graduate with 15+ years driving global omnichannel marketing solutions in retail and CPG (L'Oréal, Time, Sephora etc.). As a tech founder & speaker, Jennifer is on a mission to create an equitable future through tech.

Powering the Future of Retail for Small Businesses

We believe communities flourish when small businesses flourish.

By supporting and investing in small businesses, we empower them to have community-level impact and effect widespread socio-economic change.

The effects of the pandemic persist, and disproportionately impact Black and Brown small businesses. Their erasure comes with far-reaching consequences including loss of jobs, community development and new economic opportunities.

This is why we are hyper-focused on providing small businesses with creative technology solutions to help them compete in the digital landscape, achieve scale, and grow sustainably.





who we are:
oneKIN Inc. is a mission-driven, fintech + retail-tech company that provides small businesses with creative and cost-effective solutions to accelerate their digital transformation and drive revenue growth.

The Problem

Brick-and-mortar shops have limited reach, while online shops battle through the noise and clutter of e-commerce to reach their audience.

Major online marketplaces run on algorithms that ensure small businesses without multi-million dollar marketing budgets never gain sufficient visibility.

Existing retail distribution channels are fundamentally flawed, and ripe for disruption.

problem:
small businesses are losing out on $1 billion+ in revenue each year because they struggle to reach their target audience.*
why?
Physical stores suffer limited visibility + reach
The digital landscape is noisy + cluttered, and merchants struggle to find their customers
Declining customer loyalty + engagement

The Solution

oneKIN Live merges the intimacy and personalization of in-store shopping experiences with the broad reach and efficiency of e-commerce.

With our technology, we extend the reach and visibility of small businesses, and provide an integrated social commerce experience for consumers with the potential to **10x conversions**. (Conversion rates aren't guaranteed).

solution:
a livestream app featuring small + local businesses that merges the best of in-person and online shopping to create a S.I.C™ experience
imagine a modern-day QVC, that:
Virtually extends a shop's "footprint" to a nationwide audience
Consolidates the customer's journey from discovery to conversion
Bridges the gap between seller + buyer
...and has the potential to 10x conversion!
*Trademarked acronym for Sticky, Interactive and Convenient



The Product

Leveraging insights from the Chinese social commerce industry, the US pop-up market model, and thousands of small businesses, oneKIN Live is designed to provide highly-personalized and high-converting shopping experiences with integrated livestream, chat, and in-app shopping features.

the product:
time-sensitive, FOMO-inducing, curated shopping events
Event Schedule
CURATED EVENTS
LIVE DEMOS
CHAT
SELL



What it Does

oneKIN Live converges all elements of engagement and shopping to streamline the customer journey.

what it does:
synchronizes the traditional sales funnel to streamline customer journey + reduce friction + increase conversion



Traditional Sales Funnel
awareness
interest & consideration
intent & evaluation
purchase
retention
Etsy
oneKIN Live: A Full Funnel, In-App Experience
Funnel stages are continuous + concurrent

Market Validation

market validation:
Social media was an effective awareness + engagement tool for small businesses, but constant algorithm changes have resulted in **nearly non-existent ROI without significant marketing spend**
CNN BUSINESS
They built their businesses on Instagram. Then the platform changed
AdAge
HOW INSTAGRAM IS FALLING SHORT FOR SOME SMALL BUSINESSES
While the social site can help build a business, it is plagued by customer service issues and disappearing posts, critics say
The New York Times
Food Businesses Lose Faith in Instagram After Algorithm Changes
Instagram's choice to prioritize videos over photos creates unforeseen costs for small companies, leaving many owners disheartened.
KIN



chabella
LUXURIOUS WELLNISS
Instagram is clearly not designed for selling.... I still have to point people to my Shopify store. Once that happens, I've lost them. And all of the information (inventory, data, analytics) is stored on IG. Now I have an entirely separate inventory and order management system to deal with.
Chabella Gomez
Chabella
You spend all this time building an audience and creating videos for only a handful of people to see your content. In addition to selling, we need to educate and provide value to our customers so we're looking for a tool that can help us achieve all of it.
Felicia Stokes
Luxurious Wellniss
KIN

Market Opportunity

Initially, we are targeting small businesses, with a prioritization of those operating in disinvested communities and under-penetrated markets.

Given the sustained shift in consumer shopping behavior towards small and local businesses, our entry into the market is timely.

opportunity*
massive opportunity, with initial focus on underpenetrated markets
$150Billion TAM
U.S. SMALL BUSINESSES (CROSS-SECTOR)
$25Billion SAM
U.S. SMALL BUSINESSES (TRADITIONAL RETAIL)
$3Billion SOM
U.S. BIPOC SMALL BUSINESSES (TRADITIONAL RETAIL)
*Source(s): US Small Business Administration, Industry Research, and Proprietary Model
KIN

Competitive Landscape

Live commerce has seen astronomical success in China, and is now approaching $500 billion. oneKIN benefits from being among first movers in the US introducing this new solution to an eager audience. As a standout from our peers, we offer superior technology, a tailor-made solution for small businesses, and extensive multi-cultural market expertise.

market differentiation:
SHOP SHOPS
NTWRK
POPSHOP LIVE
oneKIN
our competitive advantage
hyper-focus on small businesses
true livestream feature; and
multicultural market expertise + penetration
KIN

Traction

We've built a strong merchant pipeline in excess of 7,000, and an active digital

We've built a strong merchant pipeline in access of 7,000, and an active digital community of 60K consumers. Further, with support from Mastercard, a global data giant, we are positioned for strong market entry.


...and the industry is buzzing
we are at the forefront of retail-tech innovation with a keen ability to build community amongst buyers + sellers
7,000+ diverse small business partners in network
60K+ active digital community
Newsroom
These startup founders believe tech and commerce can transform communities
Forbes
Through Her Startup Jennifer Gomez Is Helping Entrepreneurs
Changing the Face of Retail: Building Tools to Help POC-Owned Small Businesses Thrive
ALSO SEEN IN:
BLACK ENTERPRISE
GLAMOUR
Men'sHealth
NBC
POPSUGAR
TIME

Our Vision

We're just getting started! In addition to our current product, we have a robust pipeline of data-backed tools and solutions that will be systemically released to the market over the next twenty-four months.

In our immediate pipeline is a fintech solution designed to provide timely and tailored revenue-based financing to small business, with an emphasis on those that have been historically underserved by traditional banks.